CALIFORNIA TAX-FREE INCOME FUND
                         JOHN HANCOCK TAX-EXEMPT SERIES
                        JOHN HANCOCK TAX-FREE BOND TRUST
                              101 Huntington Avenue
                           Boston, Massachusetts 02199
December 30, 2004

VIA EDGAR

Securities and Exchange Commission
File Desk
Judiciary Plaza - 450 Fifth Street, N.W.
Washington, D.C.  20549

Re:Rule 485(a) Filings of December 30, 2004-Registration Statements on Form N-1A
   John Hancock California Tax-Free Income Fund - File No. 33-31675
            Post-Effective Amendment No. 27
   John Hancock Tax-Exempt Series - File No. 33-12947
            Post-Effective Amendment No. 25
   John Hancock Tax-Free Bond Trust - File No. 33-32246
            Post-Effective Amendment No. 25
   (each a "Registrant" and together the "Registrants")

Ladies and Gentlemen:

On December 30, 2004, the Post-Effective Amendments referenced above (the "Amendments") were filed pursuant to paragraph (a) of Rule 485 in connection with the annual registration statement update for the Registrants. The amendments were filed to update the Amendments filed on October 26, 2004 to add disclosure regarding market timing and fund portfolio holding dissemination pursuant to the recently adopted amendments to Form N-1A, and to incorporate the Staff's comments on such disclosure.

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, each Registrant and John Hancock Funds, LLC, principal underwriter of the Registrants, each respectfully requests that the effective date of the Amendments be accelerated to January 1, 2005, or as soon thereafter as possible.

Acceleration is being requested so that the effective date of the Amendments will meet the required effective date of the Registrants' annual registration statement updates.

If you have any questions or comments, please contact Brian Langenfeld at (617) 375-1722.

                                    Sincerely,

                                    JOHN HANCOCK CALIFORNIA TAX-FREE INCOME FUND
                                    JOHN HANCOCK TAX-EXEMPT SERIES
                                    JOHN HANCOCK TAX-FREE BOND TRUST

                                      /s/ Brian E. Langenfeld_____
                                    -------------------------
                                    Brian E. Langenfeld
                                    Assistant Secretary

                                    JOHN HANCOCK FUNDS, LLC

                                    /s/ Timothy M. Fagan          _
                                    ------------------------------
                                    Timothy M. Fagan
                                    Assistant Secretary

                  JOHN HANCOCK CALIFORNIA TAX-FREE INCOME FUND
                         JOHN HANCOCK TAX-EXEMPT SERIES
                        JOHN HANCOCK TAX-FREE BOND TRUST
                              101 Huntington Avenue
                           Boston, Massachusetts 02199


December 30, 2004

VIA EDGAR

U.S. Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, N.W. Washington, D.C. 20549

Re:   John Hancock California Tax-Free Income Fund - File No. 33-31675
      John Hancock Tax-Exempt Series - File No. 33-12947
      John Hancock Tax-Free Bond Trust - File No. 33-32246 (the "Registrants") Rule 485(a) Filings of December 30, 2004 - Request for Acceleration

Ladies and Gentlemen,

In connection with the filing referenced above, please be advised that each Registrant hereby acknowledges that:

(1.) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
(2.) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
(3.) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact Brian Langenfeld at (617) 375-1722 or myself at (617) 375-1702.

Sincerely,

_______*_______                             _ /s/ Susan S. Newton
       -                                     --------------------
James A. Shepherdson                *By:    Susan S. Newton, Attorney-in-Fact
President and Chief Executive Officer       under Power of Attorney dated
                                            May 12, 2004